Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Secures $540 Million in Capital through Multiple Financings

Issues $140 Million of 6.95% Series F Cumulative Convertible Perpetual Preferred Shares, Renews $150 Million Unsecured Revolving Loan and Enters into $250 Million Lease Financing

HONG KONG, CHINA, May 18, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it has entered into over $540 million of debt and equity financings.

Gerry Wang, Chief Executive Officer, Co-Chairman, and Co-Founder of Seaspan, commented, “We are pleased to announce that we have accessed over $540 million in attractively priced capital, which further strengthens our financial position and enhances our financial flexibility. Seaspan’s consistent ability to access diverse and innovative sources of capital reflects our leadership position in the market, and the breadth of our relationships with capital providers. Since our initial public offering in 2005 Seaspan has raised over $12 billion in capital.”

6.95% Series F Convertible Preferred Shares

Seaspan issued $140 million of 6.95% Series F Cumulative Convertible Perpetual Preferred Shares (the “Preferred Shares”) to a third party investor based in Asia. The holder of the Preferred Shares has the right to convert these shares into Seaspan common shares at a conversion price of $18 per share. The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or in certain circumstances to 10.5% on January 1, 2018. Seaspan has the right to call the Preferred Shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Further information on the Preferred Shares can be found in a Statement of Designation to be filed with the SEC.

Unsecured Revolver Renewal

Seaspan recently completed the renewal of its 364-day unsecured, revolving loan facility with various banks for a total commitment of $150 million. The facility includes features allowing it to be upsized for additional bank commitments of up to $30 million, enabling a total facility size of up to $180 million. The revolving loan facility bears interest at LIBOR plus a margin, will be used to fund vessels under construction and for general corporate purposes, and will expire on April 30, 2017. Additionally, Seaspan recently received a $54 million repayment on its demand loan to GCI, as part of routine treasury management.

17-Year Lease Financing

Seaspan entered into a 17-year lease financing arrangement with an Asian-based leasing company for gross proceeds of over $250 million, which bears interest at LIBOR plus a margin. Seaspan will use the lease financing proceeds to fund the construction and delivery of three 11,000 TEU newbuild containerships which will commence 17-year charters upon their deliveries, expected during 2017.

CEO Employment Agreement

Seaspan is pleased to announce it has entered into a five-year employment agreement with its CEO Gerry Wang, effective until May 2021.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 15 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward- Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about: Seaspan’s growth; Seaspan’s use of equity and debt financing proceeds; and expected vessel delivery dates. These forward-looking statements involve risks and uncertainties that could cause the outcomes to be materially different. These risks and uncertainties include, among others: the availability to Seaspan of containership acquisition or construction opportunities; the availability and cost to Seaspan of financing to pursue growth opportunities; the time that it may take to construct new ships; the financial condition of shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with Seaspan; and other factors detailed from time-to-time in Seaspan’s periodic reports and filings with the U.S. Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended

December 31, 2015. Seaspan expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in Seaspan’s views or expectations, or otherwise.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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